

February 2, 2023

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
7100 Corporate Drive
Plano, Texas 75024

> **Re: Yum China Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Correspondence Filed January 3, 2023**
> **File No. 1-37762**

Dear Joey Wat:

We have reviewed your January 3, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2022 letter.

Correspondence Filed January 3, 2023

Item 1A. Risk Factors, page 9

1.   We note your response to comment 10. Revise to state whether you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, notwithstanding the various uncertainties you disclose. In this regard, we are not aware of any regulatory process in which you are expected to be identified as a "critical information infrastructure operator" before ensuring compliance with the Revised Cybersecurity Review Measures.

   Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services


cc: Lindsey Smith, Esq.